Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 June 2025.

As at 30.06.25
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	14,180

£m
Group equity
Called up share capital and share premium	4,201
Other equity instruments	13,266
Other reserves	693
Retained earnings	57,746
Total equity excluding non-controlling interests	75,906
Non-controlling interests	449
Total equity	76,355
Group indebtedness
Subordinated liabilities	12,529
Debt securities in issue at amortised cost	104,910
Debt securities in issue designated at fair value	84,860
Total indebtedness	202,299
Total capitalisation and indebtedness	278,654
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,685
Performance guarantees, acceptances and endorsements	8,762
Total contingent liabilities	25,447
Documentary credits and other short-term trade related transactions	1,252
Standby facilities, credit lines and other commitments	408,805
Total commitments	410,057

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